[LOGO]

March 25, 2011

VIA EDGAR AND ELECTRONIC MAIL

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

RE:         Hartford Life Insurance Company Separate Account Eleven (“Registrant”)

Registration No. 333-72042; and 811-10559

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), Registrant filed Post-Effective Amendment No. 39 to the above-referenced Registration Statement on February 9, 2011.  We received comments to the above Registration Statement on March 23, 2011.  We filed our response to the March 23, 2011 comments on March 25, 2011.  We are herewith providing you with a copy of our response, one unmarked copy of the prospectus and one copy of the prospectus and SAI, marked to show all of the changes, since the Post-Effective Amendment, which was filed on February 9, 2011.

The referenced response letter was filed with the Securities and Exchange Commission on March 25, 2011, Accession No. 0001104659-11-016713) in connection with Hartford Life Insurance Company Separate Account Eleven.

Please note that all financial statements and required exhibits not included in the registration statement will be filed by amendment.

Thank you for your consideration in this matter.  Please call me at (860) 843-5283 if you have any questions with respect to this request.

Very truly yours,

/s/ Sadie R. Gordon

Sadie R. Gordon
Counsel

cc:	Michael Kosoff (SEC)
Christopher M. Grinnell (Hartford)